Exhibit 99.1

Centerpulse Ltd Andreasstrasse 15 CH-8050 Zürich Tel +41 (0) 1 306 96 96 Fax +41 (0) 1 306 96 97 www.centerpulse.com

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                Media release

Date        September 1, 2003

Disclosure of Shareholdings

Zurich, September 1, 2003 - The Company has received the following notification as per Article 20 of the Stock Exchange Act:

Acquirer:	InCentive Capital AG, Baarerstrasse 8, 6301 Zug, Switzerland

Type and amount of securities:	2,237,577 registered shares of the Company with a par value of CHF 30 each

Proportion of voting rights:	18.9%

Further remarks:

Termination of Transaction Agreement between Smith & Nephew plc and Smith & Nephew Group plc on the one part and InCentive Capital AG on the other part, whereby the conditional right of Smith & Nephew plc and Smith & Nephew Group plc to indirectly purchase Centerpulse shares is cancelled.

Centerpulse’s subsidiaries develop, produce, and distribute medical implants and biological materials for orthopedic, spinal and dental markets worldwide. The product array includes artificial joints, dental implants, spinal implants and instrumentation.

Media inquiries:

Centerpulse Corporate Communications

Beatrice Tschanz
Tel.       +41 (0)1 306 96 46

Fax:      +41 (0)1 306 96 51

E-Mail: press-relations@centerpulse.com

Investor Relations:

Marc Ostermann

Tel.      +41 (0)1 306 98 24

Fax      +41 (0)1 306 98 31

E-Mail: investor-relations@centerpulse.com

(Swiss Exchange: CEPN; New York Stock Exchange: CEP)

This media release can be downloaded on the Internet: www.centerpulse.com.